ALAN P. GOLDBERG

312.807.4227

alan.goldberg@klgates.com

Direct Fax: 312.827.8086

August 12, 2011

VIA EDGAR

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

PowerShares Exchange-Traded Fund Trust II
1933 Act Registration No. 333-138490
1940 Act Registration No. 811-21977

Dear Mr. O’Connor:

This letter responds to the comments you conveyed to me on July 6, 2011 regarding post-effective amendment no. 218 to the registration statement under the Securities Act of 1933, as amended, which is amendment no. 219 to the registration statement under the Investment Company Act of 1940, as amended, (the “1940 Act”) of PowerShares Exchange-Traded Fund Trust II (the “Trust”) to register a new series of the Trust to be designated PowerShares Fundamental Investment Grade Corporate Bond Portfolio (the “Fund”).  For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following.  Where revised disclosure from the post-effective amendment is included in a response, we have marked the disclosure in bold and underlined to show changes from the original post-effective amendment filed on May 17, 2011

Although not specifically requested, all missing data and information in the May 17 filing not otherwise mentioned will be incorporated into the next post-effective amendment.

Registration Statement. Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in the post-effective amendment.

Prospectus

1.             Comment:             Page 1 of the Summary Section: Delete parenthetical containing the phrase “unitary management fee” in the fee table.

Response:             The Annual Fund Operating Expenses table has been revised in accordance with the staff’s comment.

2.             Comment:             Page 2 of the Summary Section: Please confirm the securities composing the Underlying Index are only investment grade corporate bonds.

Response:             We confirm that the Underlying Index is composed solely of investment grade corporate bonds rated BBB/Baa or higher.

3.             Comment:             Page 2 of the Summary Section: Please indicate what the expected average maturity and credit quality of the securities composing the Underlying Index is.

Response:              We have included the following language in the first paragraph under the section “Principal Investment Strategies” in response to the staff’s comments:

The Fund will invest at least 80% of its total assets in the component securities that comprise the Underlying Index. The Underlying Index represents the performance of a theoretical portfolio of investment grade corporate bonds that must be rated BBB/Baa or higher by both Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). The Underlying Index is comprised of U.S. dollar-denominated bonds, registered for sale in the United States whose issuers are public companies listed on a major U.S. stock exchange. The Underlying Index is comprised of bonds with weighted average maturities of 5.8 years and weighted average credit ratings of A3/A, as of June 30, 2011. Only securities with greater than one year to maturity qualify for inclusion in the Underlying Index. In determining each individual security’s relative weight within the Underlying Index, Research Affiliates, LLC (“Research Affiliates ®” or the “Index Provider”) utilizes four fundamental corporate accounting variables: book value of assets, gross sales, gross dividends and cash flow. A composite fundamental weight is calculated for each security by comparing its four fundamental variables against those of the other issuers in the Underlying Index universe.

4.             Comment:             Pages 2 of the Summary Section: Please revise the third paragraph under the section “Principal Investment Strategies” to reflect that approximately 35% of the Underlying Index is comprised of companies in the manufacturing sector and include a definition of “manufacturing” within the paragraph.

Response:             We have revised the above referenced paragraph in response to staff comments as follows:

As of the date of this Prospectus, a significant percentage (i.e., approximately 35%) of the Underlying Index is comprised of companies in the manufacturing sector. The manufacturing sector includes companies that principally are engaged in the production of goods or products for commercial or consumer use. Sector allocation is not a factor in the construction of the Underlying Index and, accordingly, the Underlying Index’s allocations to any particular sector may increase or decrease over time.

5.             Comment:             Page 2 of the Summary Section: Please clarify that the Fund will not concentrate if the index is not concentrated and that the Fund will not concentrate in any other industry in which the index is not so concentrated.

Response:             We have replaced the entire paragraph captioned “Concentration Policy” with the following language in response to staff comments:

The Fund will concentrate its investments (i.e., invest more than 25% of the value of its net assets) in securities of issuers in any one industry or group of industries only to the extent that the Underlying Index reflects a concentration in that industry or group of industries. The Fund will not otherwise concentrate its investments in securities of issuers in any one industry or group of industries.

6.             Comment:             Page 5 of the Summary Section: In the first paragraph under the section “RAFI® Investment Grade Bond Index,” please disclose the following information provided on the Research Affiliates Fundamental Index web site: “The number of constituents in the index currently — 408 companies. The current weighted average maturities — 5.7 years. The current modified duration — 4.7 years — and disclose that “duration” is a measure of interest rate risk and illustrate the concept with an example.

Response:             We have included the following language in the first paragraph under the section “RAFI® Investment Grade Bond Index” to reflect the above referenced information as of June 30, 2011 in response to staff comments:

The Underlying Index is comprised of U.S. dollar-denominated bonds registered for sale in the United States whose issuers are public companies listed on a major U.S. stock exchange. Only securities rated BBB/Baa or higher by both Moody’s and S&P which have greater than one year to maturity qualify for inclusion in the Underlying Index. The Underlying Index is rebalanced at the end of every month and weighted annually on March 31 according to a composite Research Affiliates Fundamental Index ®  (“RAFI”) weight that is calculated for each eligible company. Composite RAFI weights are comprised of individual RAFI weights calculated for each company for each of the following four factors: book value of assets, gross sales, gross dividends and cash flow. Each company thereby receives a composite RAFI weight equal to the ratio of its sales (or cash flow, dividends or book value) to the aggregate sales (or cash flow, dividends or book value) across all companies in the sample. If a company does not pay any dividends, the composite calculation does not give it a zero weight on that metric, but rather computes its weight as an equally-weighted average of the remaining three metrics. Companies that receive a negative composite weight are removed. All issues in the Underlying Index must have a minimum of one-year call protection. Poison puts and make-whole provisions, which allow the creditor or borrower, respectively, the right to require re-payment of the amount owed before the debt’s maturity, are allowed. As of June 30, 2011, the Underlying Index consisted of 410 securities with a weighted average maturity of 5.8 years and a current modified duration of 4.8 years. (Duration is a measure of interest rate risk that is used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.  For example, one would expect a bond with a longer duration to experience a greater price decline due to interest rate increases than a bond with a shorter duration. )

7.             Comment:             Page 7: Revise the second paragraph under the section “Non-Principal Investment Strategies” to reflect that the fundamental and non-fundamental policies of the fund are set forth in the Statement of Additional Information and please disclose the Fund’s policy to provide shareholders with 60 days’ notice before changing the 80% investment policy.

Response:             The third paragraph under the section referenced above has been revised as follows in accordance with staff comments, to reflect that shareholders will be provided with 60 days’ notice prior to changes in any non-fundamental policies:

Each of the investment policies described herein, including the Fund’s investment objective, constitutes a non-fundamental policy that the Board of Trustees (the “Board”) of PowerShares Exchange-Traded Fund Trust II (the “Trust”) may change without shareholder approval.  The Fund has adopted a policy to provide its shareholders with at least 60 days prior written notice of any change in such non-fundamental policies. The fundamental and non-fundamental policies of the Fund are set forth in the Statement of Additional Information (“SAI”) under the section “Investment Strategies and Restrictions.”

8.             Comment:             Page 7: Please revise the Fund’s description of its limit on borrowing, which is the section 18(f)(1) limit.

Response:             The Fund believes that the current disclosure accurately describes its fundamental restriction on borrowing.  (Please see our response to Comment 1 to the Statement of Additional Information below.)  As a consequence, the Fund respectfully declines to take the staff’s comment.

Statement of Additional Information

1.             Comment:             Page 2: Please revise the Fund’s fundamental limitation on borrowing (investment restriction (2)) to describe the Section 18(f)(1) limit imposed upon the Fund’s ability to borrow.

Response:             Item 16(c)(1)(ii) of Form N-1A requires a fund to describe its policy regarding borrowing.  The current disclosure accurately describes the fund’s fundamental policy on borrowing.  In addition, we are unaware of any official statement of the Commission or its staff that would mandate such a change to the fundamental policy itself to conform it to the staffs comments.  Finally, we believe the compliance of the Fund with Section 18(f)(1) is inherent in the wording of the current policy as disclosed in the registration statement as the compliance with the provisions of the 1940 Act would necessarily require compliance with the provisions of Section 18(f)(1).  In light of the forgoing, we respectfully decline to accept the staff’ comment at this time.

2.             Comment:             Page 2: For purposes of Investment Restriction (2)(iii), please indicate whether the Fund intends to apply for exemption or relief under the 1940 Act.

Response:             The Fund has not filed, and has no present intent to file, for exemptive relief that would permit it to exceed the leverage limitations imposed by the 1940 Act.  The Fund reserves the right to do so in the future, however, depending on future facts and circumstances.

3.             Comment:             Page 6: Please revise the heading to the last column of the Director & Officers table to reflect the directorships held by the Independent Trustees during the past five years.

Response:             The Director & Officers tables has been revised in accordance with the staff’s comment.

4.             Comment:             Page 10: Please indicate why the board believes its current leadership structure is appropriate, as the current statements contained within the registration statement are conclusory.

Response               The Fund believes the current disclosure adequately describes why the board believes its current leadership structure is appropriate. As a consequence, the Fund respectfully declines to take the staff’s comment.

*              *              *

We believe that this information responds to all of your comments.  Please call me at (312) 807-4227 or Eric Purple at (202) 778-9220 to confirm the adequacy of our responses.

Very truly yours,

/s/ Alan P. Goldberg
Alan. P. Goldberg

Copy to: Anna Paglia